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                                 EXHIBIT (1)(B)


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                               THE CARDINAL GROUP
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                       AMENDMENT TO DECLARATION OF TRUST
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Adopted: October 20, 1995

  The first paragraph of Article IV, Section 4.2 of the Group's Declaration of Trust dated as of March 23, 1993, is amended by deleting such first paragraph of Article IV, Section 4.2 in its entirety and substituting in place thereof the following new first paragraph of Article IV, Section 4.2:

     "Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series or Sub-Series or to classify all or any part of the issued Shares of any Series to make them part of an existing or newly created Sub-Series or to amend the rights and preferences of new or existing Series or Sub-Series, including the following Series, all without Shareholder approval, there are hereby established and designated initial Series of Shares designated Series A, which shall represent interests in Cardinal Balanced Fund, and Series B, which shall represent interests in Cardinal Aggressive Growth Fund, and there is further established and designated additional Series of Shares designated Series C, which shall represent interests in The Cardinal Fund, Series D, which shall represent interests in Cardinal Government Obligations Fund, Series E, which shall represent interests in Cardinal Government Securities Money Market Fund, and Series F, which shall represent interests in Cardinal Tax Exempt Money Market Fund. Shares of Series A, Series B, Series C, Series D, Series E, and Series F, and, unless provisions to the contrary are set forth in an amendment of the Declaration of Trust, Shares of each additional Series, shall have the following relative rights and preferences:"